Regulatory Announcement

Go to market news section



Company	Kingfisher PLC
TIDM	KGF
Headline	Final Results
Released	07:00 17-Mar-05
Number	8647J





EMBARGOED UNTIL 0700 HOURS
Thursday 17th March 2005

Kingfisher plc
Preliminary results for the 52 weeks ended 29 January 2005

Group Financial Highlights (Continuing operations [1,2])

- Sales up 8.7% to £7.7 billion (2003/04: £7.1 billion), up 9.9% in constant currencies and up 3.9% like-for-like (LFL)
- Retail profit[(3)] up 10.7% to £706.5 million (2003/04: £638.2 million), up 11.8% in constant currencies
- Adjusted pre-tax profit [(4)] up 16.2% to £686.5 million (2003/04: £590.7 million)
- Pre-tax profit up 17.5% to £670.9 million (2003/04: £570.8 million)
- Post-tax profit up 1.3% to £469.5 million (2003/04: £463.5 million including a £75.2 million exceptional tax credit), up 20.9% excluding the prior year exceptional tax credit
- Adjusted basic earnings per share[(4)] up 16.9% to 20.8p (2003/04: 17.8p)
- Basic earnings per share unchanged at 20.3p (2003/04: 20.3p)
- Final dividend of 6.8p (2003/04: 6.15p), full year dividend up 10.4% to 10.65p
- Underlying return on invested capital (ROIC) improved to 8.9% (2003/04: 8.7%)
- Total net debt reduced to £794.3 million (£843.8 million at 31 January 2004)

- Additional contributions to the UK pension scheme totalling £250 million over next 3 years

- Today in a separate press release, Kingfisher will provide these results restated under International Financial Reporting Standards (IFRS).

(1) *Continuing home improvement business only; excludes businesses sold or demerged during 2003/04*

(2) *Prior year total Group retail sales, including businesses sold or demerged during 2003/04, were £8.8 billion. Before goodwill amortisation and exceptionals, pre-tax profits were £640.7 million. Post-tax profits were £229.3 million as shown in the consolidated profit and loss account.*

(3) *Retail profit is stated before property, central costs, exceptional items, and goodwill amortisation*

(4) *Before goodwill amortisation and exceptionals*

Operating Highlights (all figures in constant currencies)

UK and Ireland (56.4% of Group Sales)

- **Total sales up 4.8% (1.5% LFL), retail profit up 4.4%.**

  - **B&Q's** enhanced ranges of kitchens, bathrooms, electricals and joinery performed well, but seasonal sales were weak all year.
  - The mini-Warehouse format continued to perform well. A further 26 conversions were completed and six new mini-Warehouses opened.
  - Twelve new Warehouse stores opened including one relocation. Trials on the next generation of Warehouse stores began, with two "stretch" stores opened.
  - **Screwfix Direct** was impacted in the second half by the transfer to its new fulfilment centre which was completed in December, after which sales growth resumed.

France (33.3% of Group Sales)

- **Total Sales up 12.0% (7.7% LFL), retail profit up 18.6%.**

  - **Castorama's** revitalisation continued with seven store revamps and three relocations, new product launches, lower prices and stronger marketing.
  - **Brico Dépôt** sales were boosted by the launch of a new catalogue and further promotional mailings.
  - Six new Brico Dépôt stores opened, including two transferred from Castorama.

Rest of World (10.3% of Group Sales)

- **Total sales up 38.6% (6.5% LFL), retail profit up 38.8%.**

  - 20 new stores opened in five countries
  - Strong LFL growth driven by Castorama Italy and B&Q China.
  - B&Q China profit increased to £4.6 million (2003/04: £0.4 million).

Gerry Murphy, Chief Executive, said:

"Overall, Kingfisher made solid progress in the year with sales up 10%, pre-tax profits up more than 16% and with return on invested capital continuing to improve. In the UK, B&Q delivered good profit growth, though its sales in the second half were affected by slowing growth in consumer spending and a more price competitive and promotional market. In an increasingly discount-led French market, Castorama's revitalisation made further progress and Brico Dépôt continued its rapid growth. Kingfisher's other European and Asian businesses performed well, with particularly strong performances in Italy and China.

"The colder than average weather across Northern Europe has meant B&Q and Castorama have had a weak start to the new financial year and an early Easter presents an added challenge in the first quarter. However, all of Kingfisher's businesses are well prepared for the upcoming spring and summer peak trading periods.

"In home improvement markets which are increasingly dynamic and competitive, Kingfisher's scale and international reach are great strengths. Kingfisher is delivering value to customers, as well as delivering growth and returns to shareholders."

Enquiries:

Ian Harding, Group Communications Director	020 7644 1029
Nigel Cope, Head of Communications	020 7644 1030
Heather Ward, Head of Investor Relations	020 7644 1032

Further copies of this announcement can be downloaded from www.kingfisher.com or by application to: The Company Secretary, Kingfisher plc, 3 Sheldon Square, London, W2 6PX.

Company Profile

Kingfisher plc is Europe's leading home improvement retail group and the third largest in the world, with nearly 600 stores in nine countries in Europe and Asia. Its main retail brands are B&Q, Castorama, Brico Dépôt and Screwfix Direct. Kingfisher also has a 21% interest in, and strategic alliance with, Hornbach, Germany's leading DIY Warehouse retailer, with 117 stores across Europe.

UK & IRELAND

For the 52 weeks ended 29 January 2005

	Retail Sales £m		% Total Change	% LFL Change	Retail Profit £m		% Total Change
	2004/5	2003/4			2004/5	2003/4	
B&Q	4,087.7	3,896.8	4.9%	1.3%	400.5	371.8	7.7%
Screwfix Direct	228.6	220.6	3.6%	3.6%	7.7	19.1	(59.7)%
Total UK	**4,316.3**	**4,117.4**	**4.8%**	**1.5%**	**408.2**	**390.9**	**4.4%**

B&Q's total sales grew 4.9% to £4.1 billion (LFL +1.3%) and retail profit grew 7.7% to £400.5 million. Sales growth weakened during the year reflecting a slowdown in consumer spending as well as an increasingly competitive and promotional market.

Market share – B&Q's share of the UK's repair, maintenance and improvement market (RMI) increased to 14.7% (14.4% for the 12 months ended 31 January 2004). B&Q estimates that the UK RMI market grew by 2.0% in the year.

Sales of kitchen, bathroom and bedroom ranges were strong, as were sales of joinery and electrical ranges. Poor weather affected sales of B&Q's seasonal ranges, which were due for renewal in 2005.

New product ranges - B&Q has recently launched substantially renewed horticultural and garden leisure ranges, ahead of the key spring season. Other new innovative and price-competitive products are also in store, including Airforce DIY fixed air conditioning, easy-to-lay Edge tiling and Speedstone granite worktops. More ranges will be updated during 2005, including flooring, lighting and wall decorations.

Marketing – In early February, B&Q launched a major marketing campaign - "Price Reverse". This campaign marks a planned rebalancing of B&Q's price message back towards Every Day Low Pricing (EDLP) and features 5,000 price reductions to reinforce customers' perceptions of B&Q's leadership in value for money. B&Q has also launched a new 'Do More' marketing campaign to broaden its appeal to both the female customer and the more serious DIY enthusiast, and to increase the focus on new products.

Store development – B&Q opened 12 new Warehouse stores, closed two, and revamped one during the year. These included the UK's largest DIY store at Trafford Park, and two new concept "stretch" stores which are testing new approaches to providing home improvement inspiration to consumers and a more compelling offer to B&Q's professional trade customers. B&Q also opened six new mini-Warehouses and extended two others. Twenty six Supercentre stores were converted to the mini-Warehouse format. The results of the mini-Warehouse conversion programme are encouraging, with the stores delivering a 12% sales uplift compared with a control group of similar stores. B&Q now has 112 Warehouse stores, 62 mini-Warehouses and 163 of the original supercentres. A further 22 conversions are planned in 2005. B&Q also plans to open five new Warehouse stores and 10 mini-Warehouses in the current year.

Retail margin improved from 9.5% to 9.8%. The costs of reducing prices for customers and revamping stores were more than offset by further progress in Strategic Supplier Management (SSM), reduced shrinkage and a strong focus on cost control. In addition, an overhead efficiency drive saved £10m in the year.

SCREWFIX DIRECT grew its catalogue and online sales of tools and trade materials by 3.6% to £228.6 million. However, retail profit declined by £11.4 million to £7.7 million following operational disruption during a complete reconfiguration of its fulfilment operations.

Screwfix Direct's three older fulfilment centres were closed and replaced by a new semi-automated centre near Stoke, which will increase capacity by 40%.

Order taking through the call centre and the internet was restricted during the changeover to ensure that Screwfix Direct met its overnight delivery promise, impacting sales and profits. The new fulfilment centre and all sales channels were fully operational from December, and sales growth has been positive since then.

Screwfix Direct opened a trial 'Trade Counter', a possible new route to market, offering immediate local availability of the catalogue range. The early results are encouraging and Screwfix Direct will conduct further trials during 2005.

UK TRADE – In February 2005, George Adams was appointed head of UK Trade, a new role aimed at accelerating Kingfisher's development in the UK trade and business to business markets. The new UK trade team will include Screwfix Direct and will work closely with B&Q to optimise Kingfisher's overall competitive position in the UK across the consumer and trade markets. George Adams will also continue to oversee Kingfisher's SSM programme which is now fully established across the Group.

FRANCE

For the 52 weeks ended 29 January 2005

Retail sales £m	2004/5	2003/4	% Change (Reported)	% Change (Constant)	% LFL Change
Castorama	1,571.1	1,541.8	1.9%	4.4%	2.6%
Brico Dépôt	975.6	786.0	24.1%	27.1%	17.7%
Total France	**2,546.7**	**2,327.8**	**9.4%**	**12.0%**	**7.7%**

Retail profit £m	2004/5	2003/4	% Change (Reported)	% Change (Constant)
Castorama	134.2	125.8	6.7%	9.2%
Brico Dépôt	80.7	59.7	35.2%	38.4%
Total France	**214.9**	**185.5**	**15.8%**	**18.6%**

2004/05 £1 =1.4739 Euro 2003/04 £1 = 1.4392 Euro

All sales and profit growth figures are in constant currencies.

In France, total sales growth of 12.0% (LFL +7.7%) and profit growth of 18.6% benefited from a combination of an increasingly revitalised Castorama, with its broad range and high service offer, and an expanding network of hard discount Brico Dépôt stores.

Market share - According to Banque de France, DIY comparable store sales growth in France was 2.8% in the year. Kingfisher's market share grew, with LFL sales up 7.7%.

CASTORAMA's revitalisation continued, delivering sales growth of 4.4% (LFL +2.6%) to £1,571.1 million and retail profit growth of 9.2% to £134.2 million.

Sales of those categories where Castorama has greater range authority, such as Hardware and Seasonal, were strong, particularly in the first half of the year. The Hardware category was boosted by sales of air conditioning products and pressure washers. Seasonal sales were driven by garden furniture and maintenance equipment. In the second half, as the emphasis moved to Decorative and Showroom, sales were weaker, ahead of the planned re-launch of these categories in the first quarter of 2005.

New ranges – As part of the product revitalisation process, the focus in 2004 was on developing improved Decorative and Showroom ranges. During the first quarter of 2005, Castorama will complete seven major range reviews in the Decorative category, changing nearly half of these ranges. In addition, Castorama will make significant improvements to bathroom, shower and kitchen ranges during 2005.

Store development – Castorama revamped seven stores, relocated three, and transferred two to Brico Dépôt. In total, 13 stores were revitalised by the year end. The three stores relocated in 2003 continue to trade well with 16% higher sales and a similar increase in store profit compared with a control group of comparable stores. After a period of disruption, the revamped stores have delivered encouraging single digit sales uplifts compared with those stores yet to be revamped and are gathering pace. In 2005 seven store revamps, which started in December 2004, will open for the key spring season and a further two store relocations and two new stores are planned.

Marketing – With a continued focus on price competitiveness, Castorama improved its ranking amongst consumers for price perception from ninth to fifth, demonstrating the success of recent initiatives. These included the introduction of "premier prix" (entry-price) products and "HIT Casto" (quality at a better price) products, as well as more prominent EDLP communication of value in stores and in marketing. In 2005, Castorama will continue to reinforce a competitive price message and its growing range authority with an increase in promotional mailings and the distribution of three major catalogues (Outdoor, Decoration and Showroom).

Retail margin increased from 8.2% to 8.5%, with SSM and other cost-productivity savings more than funding the cost of lower selling prices for customers and store refurbishment. Castorama France increased its participation in Group sourcing programmes; own brand product sales grew to over 14% and direct imports to over 7%.

During 2004 Castorama improved its supply chain and logistics operations, increasing central distribution capacity by more than 25%. The proportion of deliveries to store via Castorama's centralised distribution system has increased to 40% as its integrated logistics network takes shape.

BRICO DEPOT continued to deliver strong growth, recording sales of £975.6 million, up 27.1% (LFL +17.7%), and retail profit of £80.7 million, up 38.4%.

Sales were strong in all categories; stimulated by the launch in April of Brico Dépôt's first national catalogue and related promotional activity, including increased "arrivages" (special buys) and further promotional mailings. Its powerful discount offer proved increasingly popular and Brico Dépôt was confirmed in surveys as the lowest price DIY retailer in France for the third year running. Brico Dépôt also benefited from strong growth in the building materials market.

Store development – Brico Dépôt opened four new stores, revamped two and converted two ex-Castorama stores. Six new stores and four revamps are planned for 2005.

Brico Dépôt continued to benefit from growing scale efficiencies and Group buying synergies, boosting retail profit margins from 7.6% to 8.3%. Brico Dépôt's first central distribution centre will be fully operational in April and new IT systems are being introduced to support its continued growth.

REST OF WORLD

For the 52 weeks ended 29 January 2005

Retail sales £m	2004/5	2003/4	% Change (Reported)	% Change (Constant)	% LFL Change
Castorama Poland	321.9	285.6	12.7%	16.1%	2.9%
Castorama Italy	229.5	173.7	32.1%	35.3%	6.1%
B&Q China	211.7	131.5	61.0%	78.5%	15.5%
Other Int'l [1]	23.5	2.2	n/a	n/a	n/a
Total	**786.6**	**593.0**	**32.6%**	**38.6%**	**6.5%**

Retail profit £m	2004/5	2003/4	% Change (Reported)	% Change (Constant)
Castorama Poland	46.4	41.4	12.1%	15.5%
Castorama Italy	19.8	13.5	46.7%	50.5%
B&Q China	4.6	0.4	n/a	n/a
B&Q Taiwan (JV)	6.0	5.4	11.1%	21.3%
Other Int'l [1]	6.6	1.1	n/a	n/a
Total	**83.4**	**61.8**	**35.0%**	**38.8%**

(1) Other international includes Hornbach in Germany, Koçtaş in Turkey, B&Q Home in Korea and Brico Depôt in Spain.

All sales and profit growth figures are in constant currencies.

Total **Rest of World** sales grew 38.6%, (LFL +6.5%) to £786.6 million with retail profit up 38.8% to £83.4 million.

Castorama Poland sales increased by 16.1% (+2.9% LFL) to £321.9 million and retail profit by 15.5% to £46.4 million with higher pre-opening costs offset by lower shrinkage costs and good cost control. Castorama Poland had an exceptionally strong start to the year with customers purchasing ahead of higher VAT rates which came into effect with EU accession in May 2004. This generated like-for-like sales growth of over 50% in the first three months of the year and consequent weakness in the following months. Consumer spending has weakened generally in Poland due to the higher VAT rates, rising interest rates and higher inflation. On a two year basis, Castorama Poland's like-for-like sales were up 14.4%.

Over 50 own-brand products were introduced, an increase of 20%, and sales of MacAllister power tools more than doubled. Space expansion accelerated with six new stores opened during the year (2003/04: three stores), consolidating Castorama's position as the market leader. Six new stores are planned for 2005.

Castorama Italy – Sales increased by 35.3% (+6.1% LFL) to £229.5 million and retail profit by 50.5% to £19.8 million. All categories performed well, particularly new ranges of doors and windows. Sales also benefited from improved stock availability and cross-marketing.

Four new stores opened and one was relocated during the year (2003/04: four new stores). Two of these were smaller 'Medium Box' stores, trading under the name Castorama Market. These build on experience gained from the mini-Warehouse format in the UK and Taiwan and have proven popular with customers. Four new stores and one relocation are planned for 2005, two of which will be 'Medium Box' stores. Retail profit margins increased from 7.8% to 8.6% due to the benefits of the SSM programme and

volume-related cost efficiencies.

B&Q China sales were 78.5% higher (+15.5% LFL) at £211.7 million and retail profit increased from £0.4 million to £4.6 million. Installation service sales grew over 30% during the year and sales to trade customers also increased strongly. Six new stores opened (2003/04: seven stores), three in new cities.

In November, B&Q China purchased an option to acquire five leasehold hypermarket stores for conversion to the B&Q format. A further eight new stores are planned for 2005, taking the expected total to 34 by the end of the year.

B&Q Taiwan, a 50% joint venture, delivered 21.3% profit growth, driven by good sales growth and benefits of the SSM programme. Customers continued to choose the 'Total Solutions' installation service which grew by over 30%. One new store opened during the year and three were revamped with good sales uplifts. Two new stores are planned for 2005.

Other International includes Hornbach, the leading German DIY warehouse retailer in which Kingfisher has a 21% economic interest. **Hornbach** increased its contribution to profits by 38.7% to £19.2 million, driven by strong like-for-like sales growth, expansion in Germany, Switzerland and Slovakia, and participation in Kingfisher's SSM programme. In **Spain, Brico Depôt** continues to expand and three new stores were opened, taking the total to four. Four new stores are planned for 2005. In **Turkey**, **Koçtaş,** a 50% joint venture, benefited from introducing exclusive, competitively priced, direct-sourced products from Kingfisher's global supply base. Work continues on constructing a new store in Ankara. The first **B&Q Home** store in **South Korea** is expected to open in July 2005. **Castorama Russia** has been established and is working towards its first store opening in 2006.

DATA BY COUNTRY as at 29 January 2005

	Store numbers	Selling space (000s sq.m.)	Employees (FTE)
B&Q	337	2,277	27,577
Screwfix Direct	-	-	1,423
Total UK & Ireland	**337**	**2,277**	**29,000**
Castorama	103	978	12,452
Brico Dépôt	64	325	4,290
Total France	**167**	**1,303**	**16,742**
Castorama Poland	25	227	4,887
Castorama Italy	22	140	2,102
B&Q China	21	243	5,222
B&Q Taiwan	18	90	1,783
Other International (1)	9	43	735
Total Rest of World	**95**	**743**	**14,729**
Total	**599**	**4,323**	**60,471**

FULL YEAR - 52 weeks to 29 January 2005

	Retail Sales £m		% Total Change (Reported)	% LFL Change	Retail Profit £m		% Total Change (Reported)
	2004/05	2003/04			2004/05	2003/04	
B&Q	4,087.7	3,896.8	4.9%	1.3%	400.5	371.8	7.7%
Screwfix Direct	228.6	220.6	3.6%	3.6%	7.7	19.1	(59.7)%
Total UK & Ireland	**4,316.3**	**4,117.4**	**4.8%**	**1.5%**	**408.2**	**390.9**	**4.4%**
Castorama	1,571.1	1,541.8	1.9%	2.6%	134.2	125.8	6.7%
Brico Dépôt	975.6	786.0	24.1%	17.7%	80.7	59.7	35.2%
Total France	**2,546.7**	**2,327.8**	**9.4%**	**7.7%**	**214.9**	**185.5**	**15.8%**
Castorama Poland	321.9	285.6	12.7%	2.9%	46.4	41.4	12.1%
Castorama Italy	229.5	173.7	32.1%	6.1%	19.8	13.5	46.7%
B&Q China	211.7	131.5	61.0%	15.5%	4.6	0.4	n/a
B&Q Taiwan (2)	-	-	-	-	6.0	5.4	11.1%
Other Int'l (1) (2)	23.5	2.2	n/a	4.5%	6.6	1.1	n/a
Rest of World	**786.6**	**593.0**	**32.6%**	**6.5%**	**83.4**	**61.8**	**35.0%**
Total	**7,649.6**	**7,038.2**	**8.7%**	**3.9%**	**706.5**	**638.2**	**10.7%**

(1) Other international includes Hornbach in Germany, Koçtaş in Turkey, B&Q Home in Korea and Brico Depôt in Spain.
(2) Joint venture sales not consolidated

FINANCIAL REVIEW

Kingfisher's reported financial highlights for continuing operations for the year ended 29 January 2005 are set out below.

	2005	2004	**Increase**
Turnover (including share of joint ventures)	**7,755.5**	7,177.4	**8.1%**
Operating profit	**712.8**	608.7	**17.1%**
Profit before tax	**670.9**	570.8	**17.5%**
Adjusted earnings per share	**20.8p**	17.8p	**16.9%**
Dividend per share	**10.65p**	9.65p	**10.4%**
Underlying Return on Invested Capital (ROIC)	**8.9%**	8.7%	**0.2pps**

Earnings per share and dividends

Basic earnings per share for continuing operations were flat at 20.3p. Adjusted earnings per share, which removes the impact of exceptional items and acquisition goodwill amortisation, increased 16.9% from 17.8p to 20.8p per share.

	2005	2004
Basic earnings per share	**20.3p**	20.3p
Exceptional items	**0.6p**	(2.7)p
Goodwill amortisation	**(0.1)p**	0.2p
Adjusted earnings per share	**20.8p**	17.8 p

The full year dividend of 10.65p per share, up 10.4% year on year, is covered 1.95 times by adjusted earnings before exceptional items and goodwill amortisation.

Kingfisher will replace the scrip dividend alternative with the option to have the payment of this dividend made via a dividend reinvestment plan (DRIP). This is available to all shareholders who would prefer to invest their dividends in the shares of the Company. Further details of the dividend reinvestment plan are being circulated separately to all shareholders with the Annual Report and Notice of Annual General Meeting.

The final dividend for the year ended 29 January 2005 will be paid on 3 June 2005 to shareholders on the register at close of business on 1 April 2005, subject to approval of shareholders at the Company's Annual General Meeting, to be held on 27 May 2005.

Return on invested capital

Underlying Return on Invested Capital (ROIC) improved in the year from 8.7% to 8.9%. Underlying ROIC assumes properties appreciate in value at a steady rate over the long-term. When calculating the underlying ROIC, short-term variations in property values more or less than the long-term mean are excluded.

ROIC is defined as net operating profit less adjusted taxes (operating profit excluding goodwill amortisation, exceptionals, property lease and depreciation costs less tax at the Group's effective tax rate, plus property revaluation in the year) divided by average invested capital (average holding in the year of fixed and net current assets invested in the

business, plus property operating lease costs capitalised at the market property yield).

Cashflow and investment in the businesses

Net debt decreased from £843.8 million at the start of the year to £794.3 million at the year end.

A total of £689.5 million of net cash was generated from operating activities compared to £777.4 million in the previous year which included the cashflows of Kesa Electricals for the first five months of the year. Working capital increased during the year driven by a higher level of stock held reflecting growth in the number of stores, an increase in the level of fulfilment capacity and increasing the level of stock in January in anticipation of the earlier Easter in 2005. Capital expenditure for the Group was £407.4 million, up from £389.1 million in the previous year. A total of £20.5 million (2004: £819.2 million) was received during the year in respect of the sale of tangible fixed assets. The prior year receipts included the proceeds of the disposal of the Chartwell Land property portfolio.

Financing

In November 2004, a committed bank facility for £180 million was cancelled as it was no longer required by the Group. At 29 January 2005, the Group had a £540 million committed bank facility, maturing in February 2007. Since the year end, the Group has refinanced this facility, replacing it with a new committed bank revolving credit facility totalling £500 million, provided by a number of banks. This facility provides committed funding on improved terms, and in addition has extended the maturity to August 2010. The facility is available to be drawn to support the general corporate purposes of the Group.

Investments, acquisitions and disposals

There were no material acquisitions or disposals during the year.

Property

Property income (primarily rent charged to B&Q on UK properties owned by Kingfisher) grew 28.2% to £41.4 million (2003/04: £32.3 million) reflecting rental inflation and some additional properties.

Kingfisher owns a significant property portfolio, substantially all of which is now used for trading purposes and which, at the year end, had a value of £2.4 billion. Kingfisher has continued its normal practice of externally valuing (on an existing use basis) one-third of the property portfolio on a rolling basis, with internal valuations being performed for the other two-thirds. In both cases, these revalued amounts have been incorporated into the accounts, giving rise to a revaluation surplus in the year of £175.8 million.

Other Operating Costs

Other operating costs (principally Group central costs) fell 21.9% to £36.1 million (2003/04: £46.2 million) following last year's reorganisation of the corporate offices in London and Lille.

Interest

The net interest charge from continuing operations for the year was £25.3 million, down £8.3 million from the prior year. The current year interest charge has benefited primarily from a lower average net debt during the year.

Exceptional items

Exceptional items are detailed in note 4 to the accounts. A charge of £17.7 million has been incurred in respect of the outstanding unsecured working capital loan made in connection with the disposal of ProMarkt. The loan was due to be repaid in January 2005, however due to difficult trading conditions experienced by ProMarkt, they were unable to repay the loan in full by that date. The term of the loan has been extended, however given the uncertainty surrounding its recoverability, the remaining balance of the loan was fully provided against in the current year.

Taxation

The effective overall tax rate on profit has decreased from 46.3% in the prior year to 30.0%. The high rate in the prior year was due to exceptional items charged not qualifying for tax relief. The effective tax rate on profit for continuing operations before exceptional items and acquisition goodwill excluding prior year tax adjustments is 31.6%, consistent with the prior year.

Pensions

Kingfisher continues to account for pension costs on the basis of the requirements of SSAP 24 and provides the disclosures regarding the FRS 17 valuation of Kingfisher's UK defined benefit pension scheme ("the Scheme") net assets and liabilities. At the start of the year, the FRS 17 valuation for the Scheme showed a deficit, net of deferred tax, of £189 million. The Kesa Electricals section of the Scheme was transferred to a new Kesa Pension Scheme during the year resulting in a reduction in the deficit, net of deferred tax, of £44 million. However, this reduction was more than offset by the impact of lower assumed corporate bond rates and changes in financial and demographic assumptions. The revised deficit, net of deferred tax was £209 million at 29 January 2005.

Kingfisher, in consultation with the Trustees, has decided to make additional contributions to the Scheme (over and above the normal annual contributions) totalling £250m over the next three years. The additional funds will be invested by the Scheme in assets designed to match its expected liability profile. The funding will reduce Kingfisher's exposure to future funding risks while increasing pension scheme solvency. The initial financial impact of these additional contributions will be to reduce Kingfisher's pension deficit and replace it with debt.

Accounting changes

There have been no new accounting standards adopted during the year ended 29 January

2005.

International Financial Reporting Standards

Kingfisher will adopt International Financial Reporting Standards (IFRS) for the financial year ending 28 January 2006 and, as a result, has restated under IFRS the financial information for the year ended 29 January 2005 which will form the comparatives for next year's consolidated financial statements. Kingfisher has elected to defer the application of the financial instrument standards (IAS 32 and IAS 39) until the financial year ending 28 January 2006 and therefore there is no impact from the standards on the restated 2004/05 IFRS financial statements.

For the year ended 29 January 2005 the impact on profits from the adoption of IFRS would be to reduce retail profit by less than 1% and profit after tax by 3%, with an underlying reduction in profit after tax of 5% excluding a functional currency benefit under IAS 21. Net assets would be reduced by 7% at 1 February 2004 and by 11% at 21 January 2005 after the reversal of the property revaluation uplift recorded under UK GAAP.

A separate announcement detailing the impacts of IFRS and providing restated primary statements will be made on 17 March 2005.

Consolidated profit and loss account

For the financial year ended 29 January 2005

£ millions	Notes	2005 Total	Continuing operations	Discontinued operations	Total
Turnover including share of joint ventures		**7,755.5**	7,177.4	1,756.3	8,933.7
Less: share of joint ventures		**(99.9)**	(126.9)	(8.2)	(135.1)
Group turnover	2	**7,655.6**	7,050.5	1,748.1	8,798.6
Group operating profit	3	**685.3**	585.1	50.1	635.2
Share of operating profit in:					
Joint ventures		**7.3**	7.5	2.3	9.8
Associates		**20.2**	16.1	2.4	18.5
Total operating profit including share of joint ventures and associates		**712.8**	608.7	54.8	663.5
Analysed as:					
Home Improvement		**706.5**	638.2	21.6	659.8
Electrical and Furniture		**-**	-	38.9	38.9
Property		**41.4**	32.3	-	32.3
Other operating costs		**(36.1)**	(46.2)	-	(46.2)
Exceptional items – operating	4	**-**	(11.6)	(3.5)	(15.1)
Acquisition goodwill amortisation (net)		**1.0**	(4.0)	(2.2)	(6.2)
Total operating profit including share of joint ventures and associates		**712.8**	608.7	54.8	663.5
Exceptional items – non-operating					
Demerger costs	4	**-**	-	(43.2)	(43.2)
Loss on the sale or termination of operations	4	**(17.7)**	-	(58.3)	(58.3)
Profit on the disposal of fixed assets	4	**1.1**	2.0	-	2.0
Exceptional amounts written off fixed asset investments	4	**-**	(6.3)	-	(6.3)
Profit/(loss) on ordinary activities before interest		**696.2**	604.4	(46.7)	557.7
Net interest payable (excluding exceptional financing charges)		**(25.3)**	(33.6)	(10.5)	(44.1)
Exceptional financing charges		**-**	-	(86.9)	(86.9)
Net interest payable	5	**(25.3)**	(33.6)	(97.4)	(131.0)
Profit/(loss) on ordinary activities before taxation		**670.9**	570.8	(144.1)	426.7
Tax on profit/(loss) on ordinary activities (excluding exceptional tax)		**(201.4)**	(182.5)	8.4	(174.1)
Exceptional tax		**-**	75.2	(98.5)	(23.3)
Tax on profit / (loss) on ordinary activities	6	**(201.4)**	(107.3)	(90.1)	(197.4)
Profit/(loss) on ordinary activities after taxation		**469.5**	463.5	(234.2)	229.3
Equity minority interests		**(0.5)**	(0.2)	0.5	0.3
Profit/(loss) for the financial year attributable to shareholders		**469.0**	463.3	(233.7)	229.6
Dividends					
Ordinary dividends on equity shares		**(246.5)**			(221.1)
Dividend in specie relating to the demerger of Kesa Electricals		**-**			(1,592.9)
Retained profit/(loss) for the financial year		**222.5**			(1,584.4)
Earnings per share (pence)	7				
Basic		**20.3**	20.3		10.1
Diluted		**20.2**	20.2		10.0
Basic – adjusted		**20.8**	17.8		19.2
Diluted – adjusted		**20.6**	17.7		19.1

The profit and loss account for the year ended 29 January 2005 relates entirely to continuing operations.

Consolidated balance sheet

As at 29 January 2005

£ millions	Note	2005	2005	2004	2004
Fixed assets					
Intangible assets - goodwill			**2,463.1**		2,455.3
Tangible assets			**3,270.7**		2,781.2
Investments in joint ventures					
Share of gross assets		**54.3**		50.6	
Share of gross liabilities		**(27.8)**	**26.5**	(30.0)	20.6
Investments in associates			**131.8**		125.1
Other investments			**-**		0.2
Total investments			**158.3**		145.9
			5,892.1		5,382.4
Current assets					
Stocks			**1,333.0**		1,071.7
Debtors due within one year			**460.4**		493.0
Debtors due after more than one year			**26.6**		25.8
Investments			**9.4**		23.8
Cash at bank and in hand			**152.7**		144.2
			1,982.1		1,758.5
Creditors					
Amounts falling due within one year			**(2,114.0)**		(1,925.2)
Net current liabilities			**(131.9)**		(166.7)
Total assets less current liabilities			**5,760.2**		5,215.7
Creditors					
Amounts falling due after more than one year			**(773.3)**		(744.9)
Provisions for liabilities and charges			**(62.7)**		(64.2)
			4,924.2		4,406.6
Capital and reserves					
Called up share capital			**369.0**		366.3
Share premium account			**2,166.2**		2,150.9
Revaluation reserve			**611.7**		441.3
Non-distributable reserves			**159.0**		159.0
Profit and loss account			**1,615.6**		1,286.2
Equity shareholders' funds	8		**4,921.5**		4,403.7
Equity minority interests			**2.7**		2.9
			4,924.2		4,406.6

Consolidated cash flow statement

For the financial year ended 29 January 2005

£ millions	Note	2005	2004
Net cash inflow from operating activities	9	**689.5**	777.4
Dividends received from joint ventures and associates		**2.3**	2.4
Returns on investment and servicing of finance			
Interest received		**25.2**	26.5
Interest paid		**(37.5)**	(82.4)
Exceptional financing receipt/(payment)		**23.9**	(111.2)
Interest element of finance lease rental payments		**(1.5)**	(2.7)
Dividends paid by subsidiaries to minorities		**(0.7)**	-
Net cash inflow/(outflow) from returns on investment and servicing of finance		**9.4**	(169.8)
Taxation			
UK Corporation tax paid		**(67.9)**	(134.5)
Overseas tax paid		**(99.4)**	(53.7)
Exceptional tax paid		**-**	(98.5)
Tax paid		**(167.3)**	(286.7)
Capital expenditure and financial investment			
Payments to acquire tangible fixed assets		**(407.4)**	(389.1)
Receipts from the sale of tangible fixed assets		**20.5**	819.2
Receipts from the sale of investments		**0.4**	-
Net cash (outflow)/inflow from capital expenditure and financial investment		**(386.5)**	430.1
Acquisitions and disposals			
Purchase of subsidiary and business undertakings		**(0.4)**	(63.7)
Sale of subsidiary and business undertakings		**10.4**	203.0
Loan to former subsidiary net of repayment		**-**	(18.1)
Purchase of associates and joint ventures		**(3.4)**	(1.8)
Disposal of associates and joint ventures		**4.8**	0.6
Non-operating demerger costs		**-**	(40.7)
Cash disposed on sale of subsidiary undertakings		**-**	(27.3)
Net cash inflow from acquisitions and disposals		**11.4**	52.0
Equity dividends paid to shareholders		**(204.8)**	(119.2)
Net cash (outflow)/inflow before use of liquid resources and financing		**(46.0)**	686.2
Management of liquid resources			
Increase in short-term deposits		**(11.1)**	(41.4)
Decrease/(increase) in short-term investments		**12.3**	(41.7)
Net cash inflow/(outflow) from management of liquid resources		**1.2**	(83.1)
Financing			
Issue of ordinary share capital		**18.0**	2.7
Capital element of finance lease rental payments		**(10.4)**	(11.6)
Receipts from sale of own shares		**14.0**	17.6
Increase/(decrease) in loans		**93.3**	(584.6)
Net cash inflow/(outflow) from financing		**114.9**	(575.9)
Increase in cash		**70.1**	27.2

Reconciliation of net cash flow to movement in net debt

For the financial year ended 29 January 2005

£ millions	2005	2004
Net debt at start of year	**(843.8)**	(1,926.4)
Increase in cash	**70.1**	27.2
Debt demerged with Kesa Electricals	**-**	423.0
Increase in short-term deposits	**11.1**	41.4
(Increase)/decrease in debt and lease financing	**(29.8)**	597.7
Amortisation of underwriting and issue costs of new debt	**-**	(1.5)
(Decrease)/increase in short-term investments	**(12.3)**	41.7
Foreign exchange effects	**10.4**	(46.9)
Net debt at end of year	**(794.3)**	(843.8)

Consolidated statement of total recognised gains and losses

For the financial year ended 29 January 2005

£ millions	Note	2005	2004
Profit for the financial year		**469.0**	229.6
Unrealised surplus on revaluation of properties	8	**175.8**	295.7
Net foreign exchange adjustments offset in reserves	8	**65.2**	(15.1)
Tax effect of exchange adjustments offset in reserves	8	**(2.5)**	23.4
Total recognised gains relating to the financial year		**707.5**	533.6

Notes to the accounts

1. Basis of preparation

The consolidated profit and loss account, consolidated balance sheet, consolidated cash flow statement, consolidated statement of total recognised gains and losses and extracts from the notes to the accounts for 29 January 2005 and 31 January 2004 do not constitute the Group's Annual Report & Accounts. The auditors have reported on the Group's statutory accounts for each of the years 2005 and 2004 under section 235 of the Companies Act 1985, which do not contain statements under sections 237 (2) or (3) of the Companies Act and are unqualified. The statutory accounts for 2004 have been delivered to the Registrar of Companies and the statutory accounts for 2005 will be filed with the Registrar in due course. Copies of the Annual Report & Accounts will be posted to shareholders during the week beginning 18 April 2004.

The accounts for the year ended 29 January 2005 have been prepared using the same accounting policies as were used in the preparation of the accounts for the year ended 31 January 2004.

2. Turnover

£ millions	2005 Total	Continuing operations	Discontinued operations	2004 Total
Home Improvement	**7,649.6**	7,038.2	436.2	7,474.4
Electrical and Furniture	**-**	-	1,311.9	1,311.9
Retail Sales	**7,649.6**	7,038.2	1,748.1	8,786.3
Property	**6.0**	12.3	-	12.3
	7,655.6	7,050.5	1,748.1	8,798.6
Property turnover comprises:				
Third party rental income	**6.0**	10.1	-	10.1
Property development sales	**-**	2.2	-	2.2
	6.0	12.3	-	12.3

3. Operating Profit

£ millions	2005 Total	Continuing operations	Discontinued operations	2004 Total
Group turnover	**7,655.6**	7,050.5	1,748.1	8,798.6
Cost of sales	**(4,783.3)**	(4,377.9)	(1,183.1)	(5,561.0)
Gross profit	**2,872.3**	2,672.6	565.0	3,237.6
Selling expenses	**(1,834.4)**	(1,750.0)	(419.6)	(2,169.6)
Administrative expenses	**(363.4)**	(338.4)	(110.0)	(448.4)
Exceptional items – operating (administrative expenses)	**-**	(11.6)	(3.5)	(15.1)
Administrative expenses - total	**(363.4)**	(350.0)	(113.5)	(463.5)
Other income	**10.8**	12.5	18.2	30.7
Group operating profit	**685.3**	585.1	50.1	635.2

4. Exceptional Items

£ millions	2005 Total	Continuing operations	Discontinued operations	2004 Total
Operating exceptionals				
Demerger costs	-	(1.8)	(3.5)	(5.3)
Group restructuring	-	(9.8)	-	(9.8)
Total operating exceptionals	-	(11.6)	(3.5)	(15.1)
Non-operating exceptionals				
Demerger costs	-	-	(43.2)	(43.2)
Loss on the sale or termination of operations	(17.7)	-	(58.3)	(58.3)
Disposal of fixed asset investments	0.9	1.3	-	1.3
Profit on the disposal of properties	0.2	0.7	-	0.7
Profit on the disposal of fixed assets	1.1	2.0	-	2.0
Exceptional amounts written off fixed asset investments	-	(6.3)	-	(6.3)
Total non-operating exceptionals	(16.6)	(4.3)	(101.5)	(105.8)
Exceptional financing charges (see note 5)	-	-	(86.9)	(86.9)
Total exceptional items	(16.6)	(15.9)	(191.9)	(207.8)

During the current year, the Group provided £17.7 million against the remaining balance of the unsecured working capital loan advanced to the purchasers of the ProMarkt business in the prior year as part of the disposal. In the prior year, ProMarkt was classified as discontinued operations.

5. Net interest payable

£ millions	2005	2004
Interest payable	**44.3**	72.2
Interest receivable	**(15.2)**	(25.2)
	29.1	47.0
Interest capitalised	**(3.8)**	(2.9)
Net interest payable (before exceptional financing charges)	**25.3**	44.1
Exceptional financing charges	**-**	86.9
Net interest payable	**25.3**	131.0

The share of net interest payable by joint ventures included above is £0.3 million (2004: £0.4 million).

The share of net interest payable by associates included above is £5.8 million (2004: £5.7 million).

Interest payable includes amortisation of underwriting and issue costs of new debt of £nil (2004: £1.5 million).

The exceptional financing charges in 2004 of £86.9 million were charged to discontinued operations. These costs related to the impacts from the demerger of Kesa Electricals.

6. Taxation

	2005			2004
£ millions	**Total**	Continuing operations	Discontinued operations	Total
UK Corporation tax				
Current tax on profits for the period	**278.5**	113.5	(27.5)	86.0
Adjustments in respect of prior periods	**(6.1)**	(0.4)	-	(0.4)
	272.4	113.1	(27.5)	85.6
Double taxation relief	**(156.1)**	(9.5)	-	(9.5)
	116.3	103.6	(27.5)	76.1
Foreign tax				
Current tax on profits for the period	**76.2**	72.9	18.1	91.0
Adjustments in respect of prior periods	**(2.0)**	4.2	-	4.2
	74.2	77.1	18.1	95.2
Exceptional tax – UK	**-**	(75.2)	-	(75.2)
Exceptional tax – overseas	**-**	-	98.5	98.5
Deferred tax – current year	**5.9**	1.0	-	1.0
Deferred tax - adjustments in respect of prior periods	**(1.8)**	(4.7)	-	(4.7)
Associated undertakings	**5.7**	3.6	0.8	4.4
Joint ventures	**1.1**	1.9	0.2	2.1
	201.4	107.3	90.1	197.4

7. Earnings per share

Earnings per share for continuing operations is presented in order to provide a more meaningful comparison.

The calculation of basic earnings per share for continuing operations is based on the profit on ordinary activities, after taxation and minority interests of £469.0 million (2004: £463.3 million) and the weighted average number of shares in issue during the period of 2,307.5 million (2004: 2,277.4 million).

The diluted earnings per share for continuing operations is based on the diluted profit on ordinary activities, after taxation and minority interests of £469.0 million (2004: £463.3 million) and the diluted weighted average number of shares in issue during the period of 2,324.4 million (2004: 2,290.4 million).

Adjusted earnings per share figures are presented to allow comparison of underlying trading performance on a comparable basis. These exclude the effects of exceptional items and acquisition goodwill amortisation.

The difference between the basic and diluted earnings per share is reconciled as follows:

pence	**2005 Total**	2004 Continuing	2004 Total
Basic earnings per share	**20.3**	20.3	10.1
Effect of exceptionals			
Operating exceptional items	-	0.5	0.7
Demerger costs	-	-	1.9
Loss on sale of operations	**0.9**	-	2.5
Profit on the disposal of fixed assets	**(0.1)**	(0.1)	(0.1)
Amounts written off fixed asset investments	-	0.3	0.3
Tax impact arising on exceptional items	**(0.2)**	(0.1)	(1.3)
Exceptional tax	-	(3.3)	1.0
Exceptional financing charges	-	-	3.8
Acquisition goodwill amortisation	**(0.1)**	0.2	0.3
Basic – adjusted earnings per share	**20.8**	17.8	19.2
Diluted earnings per share	**20.2**	20.2	10.0
Effect of exceptionals			
Operating exceptional items	-	0.5	0.7
Demerger costs	-	-	1.9
Loss on sale of operations	**0.8**	-	2.5
Profit on the disposal of fixed assets	**(0.1)**	(0.1)	(0.1)
Amounts written off fixed asset investments	-	0.3	0.3
Tax impact arising on exceptional items	**(0.2)**	(0.1)	(1.3)
Exceptional tax	-	(3.3)	1.0
Exceptional financing charges	-	-	3.8
Acquisition goodwill amortisation	**(0.1)**	0.2	0.3
Diluted – adjusted earnings per share	**20.6**	17.7	19.1

8. Reconciliation of movement in equity shareholders' funds

£ millions	2005	2004
Profit for the financial year attributable to the members of Kingfisher plc	**469.0**	229.6
Ordinary dividends on equity shares	**(246.5)**	(221.1)
Dividend in specie on demerger	**-**	(1,592.9)
	222.5	(1,584.4)
Shares issued under option schemes	**18.0**	2.7
Scrip issue	**25.4**	118.3
Addition to ESOP shares due to scrip dividend	**-**	(1.7)
ESOP shares disposed	**13.4**	17.6
Unrealised surplus on revaluation of properties	**175.8**	295.7
Goodwill resurrected on demerger	**-**	1,230.3
Foreign exchange adjustments (net of tax)	**62.7**	8.3
Net addition to shareholders' funds	**517.8**	86.8
Opening shareholders' funds	**4,403.7**	4,316.9
Closing shareholders' funds	**4,921.5**	4,403.7

9. Net cash inflow from operating activities

£ millions	2005	2004
Group operating profit	685.3	635.2
Depreciation and amortisation	152.7	175.2
Decrease in development work in progress	-	5.1
Increase in stocks	(248.8)	(74.5)
(Increase)/decrease in debtors	(70.3)	1.1
Increase in creditors	164.4	41.3
Loss/(profit) on disposal of fixed assets	6.2	(6.0)
Net cash inflow from operating activities	689.5	777.4

10. Operating leases

The operating lease charge for the Group's continuing operations were as follows:

£ millions	2005	2004
Land and buildings	**285.1**	221.4
Plant and equipment	**22.9**	23.9

11. Pension costs

Pension schemes operated and regular pension costs – SSAP 24

The Group operates a variety of pension arrangements covering both funded and unfunded defined benefit schemes and funded defined contribution schemes. By far the most significant are the funded defined benefit and defined contribution schemes for the Group's UK employees.

The total pension charge in the profit and loss account of £39.6 million (2004: £44.7 million) includes £1.2 million (2004: £2.3 million) for the UK defined contribution scheme and £33.2 million (2004: £37.9 million) in respect of the UK deferred benefit scheme in accordance with SSAP 24 "Accounting for pension costs".

There are also funded and unfunded defined benefit overseas arrangements, for which the charge in the profit and loss account was £5.2 million (2004: £4.5 million).

FRS 17 disclosures

The Accounting Standards Board has deferred the full mandatory adoption of FRS 17 following the planned move to International Financial Reporting Standards and the Group has continued to provide the transitional disclosure requirements of FRS 17. The valuation of the Scheme used for FRS 17 disclosures has been based on the most recent actuarial valuation of the Group's UK Scheme at 31 March 2002 and updated to 29 January 2005.

The financial assumptions used to calculate estimated Scheme liabilities under FRS 17 are:

	2005	2004
Discount rate	**5.3%**	5.6%
Salary escalation	**4.3%**	4.3%
Rate of pension increases	**2.7%**	2.7%
Price inflation	**2.7%**	2.7%

The assets in the Scheme at 29 January 2005 and the expected future rates of return on them were:

	2005		2004	
	£ millions	%	£ millions	%
Equities	**511**	**7.8**	566	8.0
Bonds	**263**	**4.7**	254	5.0
Property	**81**	**6.2**	32	6.5
Other (principally cash)	**32**	**3.7**	57	3.7
Total market value of assets	**887**	**6.6**	909	6.8
Present value of scheme liabilities	**(1,185)**		(1,179)	
Deficit in the scheme	**(298)**		(270)	
Related deferred tax asset	**89**		81	
Net pension liability	**(209)**		(189)	

Movement in deficit during the year

£ millions	**2005**
Deficit in Scheme at start of year (before tax)	**(270)**
Current service cost	**(36)**
Employer contributions	**42**
Settlement gain	**63**
Other finance charge	**(3)**
Actuarial (loss)/gain	**(94)**
Deficit in Scheme at end of year (before tax)	**(298)**

Comparison between SSAP24 and FRS17	
FRS17 total profit and loss account charge excluding settlement gains arising on bulk transfer	**(40)**
SSAP24 profit and loss account charge	**(33)**

For the Group's remaining defined benefit plans, the market value of assets held by insurance companies was £10 million (2004: £10 million), the Group balance sheet provisions totalled £12 million (2004: £12 million) and the aggregate unfunded obligations for the plans were £12 million (2004: £7 million).

END

Close